                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

         INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                     UNDER THE SECURITIES ACT OF 1934
                        (Amendment No. 2) (1)


                       WellPoint Health Networks Inc.
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                94973H108
                              (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)




                        (Continued on following pages)
                              Page 1 of 4 Pages

------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 94973H108                  13G                    Page 2 of 4 Pages

 (1) Names of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons
           California Healthcare Foundation,
           I.R.S. ID No. 95-4523231

 (2) Check the Appropriate Box if a Member Of A Group
        (a)  / /
        (b)  / /
     Not applicable.
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
           State of California

Number of Shares              (5) Sole Voting Power
 Beneficially                       29,910,000
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                        Not Applicable.
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    29,910,000
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    Not Applicable.

 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
         29,910,000

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
         / /
     Not Applicable.

(11) Percent of Class Represented by Amount in Row (9)
         43.0%

(12) Type of Reporting Person*
         CO

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ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

     The principal business office of California HealthCare Foundation is located at 469 9th Street, Oakland, California 94607.

ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:  29,910,000

    (b) Percent of Class:  43.0%

    (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:
               29,910,000

         (ii)  shared power to vote or to direct the vote:
               Not applicable.

        (iii)  sole power to dispose or to direct the disposition of:
               29,910,000

         (iv)  shared power to dispose or to direct the disposition of:
               Not applicable.




                              Page 3 of 4 Pages
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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated this 9th day of February, 1998.

                                   By:  /s/ Dr. Mark Smith
                                        ------------------------------
                                        Name:  Dr. Mark Smith
                                        Title: President and
                                               Chief Executive Officer











                                 Page 4 of 4 Pages